Filed by Ecolab Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ecolab Inc.

SEC File No.: 001-09328

File No. for Registration Statements on Forms S-4 and S-1 filed by

ChampionX Holding Inc.: 333-236380

Exchange Offer

Last Updated: 5/18/2020

Ecolab Investor Information

On May 1, 2020, Ecolab Inc., a Delaware corporation (“Ecolab”), commenced an offer (the “exchange offer”) to exchange all of the outstanding shares of common stock, $0.01 par value per share (“ChampionX Common Stock”), of ChampionX Holding Inc., a Delaware corporation (“ChampionX”), for outstanding shares of common stock, par value $1.00 per share, of Ecolab (“Ecolab Common Stock”) that are validly tendered and not properly withdrawn as further described in the Prospectus dated May 1, 2020 (the “Prospectus”). Immediately following the consummation of the exchange offer, and if necessary, the clean-up spin-off (as defined below), Athena Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Apergy Corporation (“Apergy”), will be merged with and into ChampionX, whereby the separate corporate existence of Merger Sub will cease and ChampionX will continue as the surviving corporation and a wholly owned subsidiary of Apergy (the “Merger”). In the Merger, each outstanding share of ChampionX Common Stock (except for shares of ChampionX Common Stock held by ChampionX, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of Apergy (“Apergy Common Stock”) equal to the Merger Exchange Ratio (as defined in the Prospectus). ChampionX will authorize the issuance of a number of shares of ChampionX Common Stock such that the total number of shares of ChampionX Common Stock outstanding immediately prior to the consummation of the exchange offer will be that number that results in the Merger Exchange Ratio equaling one. As a result, each share of ChampionX Common Stock (except for shares of ChampionX Common Stock held by ChampionX, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into one share of Apergy Common Stock in the Merger.

The number of shares of Ecolab Common Stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio, the number of shares of ChampionX Common Stock offered and the number of shares of Ecolab Common Stock tendered.

The final calculated per-share value of Ecolab Common Stock and ChampionX Common Stock for the purposes of calculating the exchange ratio will be equal to:

1.    with respect to Ecolab Common Stock, the simple arithmetic average of the daily volume–weighted average prices (“VWAP”) of Ecolab Common Stock on the New York Stock Exchange (the “NYSE”) for each of three consecutive trading days ending on and including the third trading day preceding the expiration date of the exchange offer period (the “Valuation Dates”), as reported by Bloomberg L.P. through the Price and Volume Dashboard for “ECL.”

2.    with respect to ChampionX Common Stock, the simple arithmetic average of the daily VWAP of Apergy Common Stock on NYSE for each of the Valuation Dates, as reported by Bloomberg L.P. through the Price and Volume Dashboard for “APY.”

Ecolab will determine such calculations of the per-share value of Ecolab Common Stock and the per-share value of ChampionX Common Stock, and such determination will be final.

Based on an expiration date of June 3, 2020, which date may be extended, the Valuation Dates are expected to be May 27, May 28 and May 29, 2020. If Ecolab decides to extend the exchange offer, the Valuation Dates will be reset to the period of three consecutive trading days ending on and including the third trading day preceding such extended expiration date, as may be further extended.

For each $100 of Ecolab Common Stock accepted in the exchange offer, you will receive approximately $111.11 of ChampionX Common Stock, subject to an upper limit of 24.6667  shares of ChampionX Common Stock per share of Ecolab Common Stock. The exchange offer does not provide for a minimum exchange ratio. If the upper limit is in effect, then the exchange ratio will be fixed at that limit. IF THE UPPER LIMIT IS IN EFFECT, AND UNLESS YOU PROPERLY WITHDRAW YOUR SHARES, YOU WILL RECEIVE LESS THAN $111.11 OF CHAMPIONX COMMON STOCK FOR EACH $100 OF ECOLAB COMMON STOCK THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.

Ecolab will provide on this website the daily VWAP of both Ecolab Common Stock and Apergy Common Stock for each day during the exchange offer (including each of the Valuation Dates). The website will also provide indicative exchange ratios commencing on the third trading day of the exchange offer until the first Valuation Date. On the first two Valuation Dates, when the values of Ecolab Common Stock and ChampionX Common Stock are calculated for the purposes of the exchange offer, the website will show the indicative exchange ratios based on indicative calculated per-share values calculated by Ecolab, which will equal: (i) after the close of trading on the NYSE on the first Valuation Date, the VWAP of Ecolab Common Stock and Apergy Common Stock for that day; and (ii) after the close of trading on the NYSE on the second Valuation Date, the daily VWAP of Ecolab Common Stock and Apergy Common Stock for that day averaged with the VWAPs on the first Valuation Date. The website will not provide an indicative exchange ratio on the third Valuation Date. The indicative exchange ratio will also reflect whether the upper limit on the exchange ratio, described above, would have been in effect.

Ecolab will announce on this website and by press release the final exchange ratio as well as whether the upper limit will be in effect, in each case by 9:00 a.m., New York City time, on the second to last full trading day (currently expected to be June 1, 2020) prior to the expiration date of the exchange offer (currently expected to be June 3, 2020).

The exchange offer and withdrawal rights will expire at 12:01, New York City time, on June 3, 2020, unless the exchange offer is extended or terminated.

If you hold shares of Ecolab Common Stock through an Ecolab Savings Plan, you should refer to the separate notice distributed to you for rules and deadlines applicable to the tender or withdrawal of such shares.

If the exchange offer is oversubscribed and Ecolab cannot accept all tenders of Ecolab Common Stock at the exchange ratio, then shares of Ecolab Common Stock that are validly tendered and not withdrawn will generally be subject to proration. Proration for each tendering stockholder will be based on (i) the proportion that the total number of shares of Ecolab Common Stock to be accepted for exchange bears to the total number of shares of Ecolab

Common Stock validly tendered and not properly withdrawn and (ii) the number of shares of Ecolab Common Stock validly tendered and not properly withdrawn by that stockholder (and not on that stockholder’s aggregate ownership of shares of Ecolab Common Stock). Ecolab will announce the preliminary proration factor for the exchange offer on this website after the expiration of the exchange offer. Upon determining the number of shares of Ecolab Common Stock validly tendered for exchange and not properly withdrawn, Ecolab will announce the final results of the exchange offer, including the final proration factor for the exchange offer.

Beneficial holders (other than participants in any of the Ecolab Savings Plans) of less than 100 shares of Ecolab Common Stock who validly tender all of their shares will not be subject to proration and should complete the section in the applicable letter of transmittal entitled “Proration/Odd-Lot.” If your odd-lot shares are held by a broker for your account, you can contact the broker and request this preferential treatment. All of your odd-lot shares will be accepted for exchange without proration if Ecolab completes the exchange offer.

If the exchange offer is consummated but the exchange offer is not fully subscribed, the remaining shares of ChampionX Common Stock owned by Ecolab will be distributed on a pro rata basis in a spin-off (the “clean-up spin-off”) to Ecolab stockholders whose shares of Ecolab Common Stock remain outstanding after consummation of the exchange offer. Any Ecolab stockholder who validly tenders (and does not properly withdraw) shares of Ecolab Common Stock that are accepted for exchange in the exchange offer will with respect to such shares waive their rights to receive, and forfeit any rights to, shares of ChampionX Common Stock distributed in the clean-up spin-off, if any.

If the exchange offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the transactions have otherwise been satisfied), Ecolab intends to distribute all shares of ChampionX Common Stock owned by Ecolab on a pro rata basis to holders of Ecolab Common Stock, with a record date to be announced by Ecolab.

The completion of the exchange offer is subject to certain conditions as specified in the Prospectus. Ecolab may waive any or all of the conditions to the exchange offer prior to the expiration of the exchange offer.

The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the Prospectus for additional information about the exchange offer. A copy of the Prospectus, form of a Letter of Transmittal (including an Exchange and Transmittal Information Booklet), a Notice of Guaranteed Delivery and a Notice of Withdrawal, the Ecolab press release announcing the commencement of the exchange offer, and information for Savings Plan participants are available through the links below.

Date:	5/18/2020
Ecolab Common Stock Daily VWAP:	203.9318
Apergy Common Stock Daily VWAP:	9.0132
Indicative Exchange Ratio:	25.1506
Upper Limit:	24.6667
Upper Limit in Effect:	Yes

Table of Historical Indicative Calculated Per-Share Values

The table below shows VWAPs and historical indicative calculated per-share values on a given day, and the corresponding indicative exchange ratio, beginning on the third trading day of the exchange offer period, calculated as though that day were the last Valuation Date of this exchange offer. On each day before the first Valuation Date, the information in the table will be updated as soon as possible following the close of NYSE on that day, except that no indicative calculated per-share values or indicative exchange ratios will be provided for the first two trading days of the exchange offer period, as such values require daily VWAP data for three trading days.

During the first two Valuation Dates, this website will provide indicative exchange ratios that will be calculated based on the indicative calculated per-share values using actual trading data, as calculated by Ecolab based on data obtained from Bloomberg L.P. On the first two Valuation Dates, when the values of Ecolab Common Stock and ChampionX Common Stock are calculated for the purposes of the exchange offer, this website will show the indicative exchange ratios based on indicative calculated per-share values calculated by Ecolab, which will equal: (i) after the close of trading on the NYSE on the first Valuation Date, the VWAPs of Ecolab Common Stock and Apergy Common Stock for that day, and (ii) after the close of trading on the NYSE on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. This website will not provide an indicative exchange ratio on the third Valuation Date. During the first two Valuation Dates, the indicative exchange ratios and calculated per-share values will be updated no later than 4:30 p.m., New York City time. The final exchange ratio will be available no later than 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date.

		Ecolab Common Stock		Apergy Common Stock		Exchange Ratio
Day	Date	Daily VWAP	Indicative Calculated Per-Share Value	Daily VWAP	Indicative Calculated Per-Share Value(1)	Indicative Exchange Ratio - Shares of ChampionX Common Stock to be exchanged per share of Ecolab Common Stock tendered(2)	Exchange Ratio Upper Limit in Effect?
1*	5/1/2020	189.9408	N/A	8.6853	N/A	N/A	N/A
2*	5/4/2020	189.4277	N/A	8.8800	N/A	N/A	N/A
3	5/5/2020	195.1102	191.4929	9.4183	8.9945	23.6555	No
4	5/6/2020	193.7935	192.7771	8.6680	8.9888	23.8294	No
5	5/7/2020	194.9203	194.6080	8.9413	9.0092	24.0011	No
6	5/8/2020	196.7487	195.1542	9.4579	9.0224	24.0333	No
7	5/11/2020	195.6381	195.7690	9.3138	9.2377	23.5472	No
8	5/12/2020	195.9063	196.0977	9.2138	9.3285	23.3571	No
9	5/13/2020	191.8341	194.4595	8.6334	9.0537	23.8650	No

10	5/14/2020	189.8346	192.5250	8.3489	8.7320	24.4979	No
11	5/15/2020	192.4835	191.3841	8.5374	8.5066	24.9982	Yes
12	5/18/2020	203.9318	195.4166	9.0132	8.6332	25.1506	Yes
13
14
15
16
17
18
19
20
(1) Indicative calculated per-share value of ChampionX Common Stock. See the section in the Prospectus titled “Exchange Offer—Terms of This Exchange Offer—Indicative Per-Share Values.”

(2)    Subject to proration. See the section in the Prospectus titled “Exchange Offer—Terms of This Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of Ecolab Common Stock.”

*       No indicative calculated per-share values or indicative exchange ratios are provided for the first two trading days of the exchange offer period as such values require daily VWAP data for three trading days.

Other Related Information
Prospectus			Letter of Transmittal and Exchange and Transmittal Information Booklet		Notice to Participants in the Ecolab Stock Purchase Plan
Notice of Withdrawal			Notice to Participants in the Ecolab Savings Plan and ESOP for Traditional Benefit Employees and the Ecolab Savings Plan and ESOP		Notice to Participants in the Ecolab Canada Share Purchase Plan
Notice of Guaranteed Delivery			Notice to Participants in the Ecolab Puerto Rico Savings Plan		Press Release – Offer Launch

THE INFORMATION AGENT FOR THIS EXCHANGE OFFER IS: 1290 Avenue of the Americas, 9th Floor New York, NY 10104 Shareholders, Banks and Brokers Call Toll Free: 866-857-2624

Cautionary Notes on Forward-Looking Statements

This website includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy,  ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (6) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in the combined company achieving revenue and cost synergies; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) the effects of external events on the economy including COVID-19 or other pandemics; (12) evolving legal, regulatory and tax regimes; (13) changes in general economic and/or industry specific conditions (including actions taken by OPEC); (14) actions by third parties, including government agencies; (15) Apergy’s ability to remediate the material weaknesses in internal control over financial reporting described in Part II, Item 9A – Controls and Procedures, in Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019; and (16) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of the applicable communication. None of Apergy,  ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, ChampionX has filed a registration statement on Form S-4/S-1 containing a prospectus, declared effective April 30, 2020, Apergy has filed a registration statement on Form S-4 containing a prospectus, declared effective April 30, 2020 (together, the “registration statements”), and a definitive proxy statement on Schedule 14A and Ecolab has filed a Schedule TO with the SEC. Investors and security holders are urged to read the registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and any amendments to these filings as well as any other relevant documents filed or to be filed with the SEC when they become available because they will contain important information about Apergy,  ChampionX, Ecolab and the proposed transaction. The registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy Corporation, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.